ANVIA HOLDINGS CORPORATION

8383 Wilshire Blvd, Suite 800

Beverly Hills, California, CA 90209

+614 3922 2377

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Anvia Holdings Corporation
Registration Statement on Form S-1
File No. 333-217583

Ladies and Gentlemen:

In regard to the above referenced Registration Statement, Anvia Holdings Corporation (the “Company”) and its management acknowledge that:

●	Should the Commission or its staff, acting pursuant to its delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

●	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

ANVIA HOLDINGS CORPORATION

/s/ Ali Kasa
Chief Executive Officer